Mr. Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

March 20, 2017

Re:	Innoviva, Inc. (the “Company”)

Preliminary Proxy Statement on Schedule 14A

Filed March 13, 2017 by Sarissa Capital Domestic Fund LP et al.

(collectively, the “Filing Persons”)

File No. 000-30319 (the “Preliminary Proxy Statement”)

Dear Mr. Hindin:

On behalf of Sarissa Capital Domestic Fund LP (“Sarissa”), set forth below are responses to the comments (the “Comments”) of the Staff of the Office of Mergers & Acquisitions, Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) set forth in the Staff’s letter of March 17, 2017 (the “Comment Letter”) with respect to the Preliminary Proxy Statement. Simultaneously with the delivery of this response letter, Sarissa has electronically transmitted Amendment No. 1 to the Preliminary Proxy Statement (the “Amendment”) for filing under the Securities Exchange Act of 1934, as amended. The Amendment includes revisions made in response to the Comments set forth in the Comment Letter. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to the Preliminary Proxy Statement. The paragraph numbers set forth below correspond to the numbers contained in the Comment Letter.

Preliminary Proxy Statement

1.	The Filing Persons acknowledge the Staff’s comment and in response have revised the disclosure in the Amendment.

2.	The Filing Persons acknowledge the Staff’s comment and in response have revised the disclosure in the Amendment.

3.	The Filing Persons acknowledge the Staff’s comment and in response have revised the disclosure in the Amendment.

4.	Sarissa acknowledges the Staff’s comment and in response have revised the Preliminary Proxy Statement, pursuant to the Amendment, to include Attachment I to Annex B.

5.	The Filing Persons have complied with the comment and will ensure that all future soliciting materials comply with Rule 14a-12.

6.	The Filing Persons advise the Staff that both before and after Sarissa’s filing of the Nomination Notice, Sarissa advised the Chief Executive Officer of the Company that the notice was being delivered at such time because of the advance notice requirements set forth in the Company’s bylaws. Sarissa also advised the Chief Executive Officer of the Company of its desire to work collaboratively with the Company with a view of demonstrating to the Company that the proposed Sarissa nominees (the “Nominees”) would add valuable experience and expertise to the Board of Directors of the Company (the “Board”), thereby benefitting the Company and all of its stockholders. From the time of the delivery of the Nomination Notice to the filing of the preliminary proxy statement by the Company, Sarissa and the Nominees were provided very limited access to members of the Board – in fact, representatives of Sarissa were not provided access to any member of the Nominating and Corporate Governance Committee. The only interaction that the Nominating and Corporate Governance Committee had with any of the Nominees was a 15 minute phone call that two members of the committee had with two of the Nominees the day before the filing of the preliminary proxy statement by the Company. In this regard, the Filing Persons note that, according to the Company’s preliminary proxy statement, the Nominating and Corporate Governance Committee is “responsible for …evaluating and making recommendations to the Board of Directors concerning stockholder nominees for election as directors…” Notwithstanding the Nominating and Corporate Governance Committee’s limited interactions with Sarissa and the Nominees, the Company’s preliminary proxy statement disclosed the delivery of the Nomination Notice by Sarissa and the Board’s recommendation not to support any of the Nominees. The Chief Executive Officer of the Company called representatives of Sarissa at approximately 7:00 a.m. on the day of the filing by the Company of its preliminary proxy statement to advise Sarissa that the Company would be making such filing. The filing was then made less than one hour later. Sarissa respectfully submits to the Staff that because of the foregoing the Company acted in a preemptive manner.

7.	Sarissa acknowledges the Staff’s comment and confirms that it will comply with Rule 14a-9. Sarissa respectfully submits to the Staff that the cited quotations from the press release are supported by factual foundation. The first statement cited by the Staff reflects the fact that the Board is not represented by any of the Company’s outside stockholders and Sarissa’s belief that the Nominees possess significant experience and expertise that can materially enhance the decision-making process and determinations of the Board, thereby benefitting the Company and all of its stockholders. Both the press release and the Preliminary Proxy Statement contained extensive information regarding the experience and expertise of the Nominees and included specific references to the reasons why Sarissa believes these individuals would add significant value to the Board. The third statement cited by the Staff has a factual foundation – the Nominees all have significant financial expertise, including (in some cases) through senior management positions and extensive board experience with other companies. Sarissa believes that the Nominees would utilize their extensive experience and expertise to evaluate and seek to effect change to the cost structure and compensation practices of the Company in light of its operations. Finally, with regard to the second statement cited by the Staff, the Preliminary Proxy Statement disclosed Sarissa’s view that the Company does not have a demanding operating business as it does not sell or market any products, it has no salesforce and it does not conduct extensive research and development activities. In light of these facts, Sarissa believes that the Company’s cost structure and compensation of the management and Board are not correlated to the scope of the Company’s operations.

8.

Sarissa advises the Staff that Sarissa representatives and the Nominees have been provided very limited access to the members of the Board. Please see paragraph 6 above. Consistent with the disclosure in the preliminary proxy statement filed by the Company, the interactions of Sarissa and the Nominees with the Company have been primarily with the Chief Executive Officer of the

Company, which Sarissa does not believe is appropriate given the disclosures in the Company’s preliminary proxy statement regarding the role of the Nominating and Corporate Governance Committee described in paragraph 6 above and given the context and substance of the issues expressed by Sarissa to the Company and publicly. Therefore, Sarissa was surprised and perplexed that, without the benefit of significant interaction with the Nominees or extensive dialogue with Sarissa, the Company publicly announced the receipt of the Nomination Notice and the Board’s determination that it would not recommend any of the Nominees. For the foregoing reasons, Sarissa respectfully submits the dialogue with the Company has not been constructive.

9.	The Filing Persons advise the Staff that the Chief Executive Officer of the Company called representatives of Sarissa at approximately 7:00 a.m. on the day of the filing by the Company of its preliminary proxy statement to advise Sarissa that the Company would be making such filing. The filing was then made less than one hour later. Prior to this time, Sarissa had not been advised by the Company that it intended to publicize the delivery of the Nomination Notice by Sarissa or of the fact that the Board had determined not to recommend any of the Nominees for election to the Board. For these reasons, Sarissa respectfully submits to the Staff that it was not provided adequate warning of the filing of the preliminary proxy statement with such disclosures.

If you have any questions regarding this letter, please contact the undersigned at (203)-302-2329.

Very truly yours,

/s/ Mark DiPaolo

Mark DiPaolo